Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Commerce Bancorp, Inc.
Commission File No.: 1-12069
     This filing, which includes an email sent to TD Bank Financial Group employees on November 8, 2007, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group’s and Commerce Bancorp, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2006 Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, (856) 751-9000.
     The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce Bancorp, Inc.’s directors and executive officers is available in Commerce Bancorp, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

EMAIL SENT TO TD BANK FINANCIAL GROUP EMPLOYEES ON NOVEMBER 8, 2007

TO:	TDBFG AVPs and Above TD Banknorth Management Group

FROM:	Bharat Masrani President and CEO, TD Banknorth

CC:	T. Currie D. DiFlorio B. Falese C. Montague
     Please share with your teams
SUBJECT: Integration update: Making it Happen!
I wanted to update you on some organizational realignment at TD Banknorth as we continue to plan for the transformational integration of Commerce and TD Banknorth, to create a leading, integrated North American financial institution centered on the customer.
We know that Commerce is a perfect fit with its unique Wow! factor and its superior customer experience. We know that TD Banknorth has an exceptional history in mergers, asset gathering skills and focus on profitability. And, more importantly, we know that both organizations share a passion for the customer.
To leverage the best of both organizations and ensure alignment with TD Bank Financial Group (TDBFG), we have a clear set of integration principles that will be supported with a robust focus on communications:
•	Protect and enhance the customer experience and expand our customer base

•	Establish common leadership values and create a common culture built around the customer

•	Treat employees fairly and with respect throughout the process

•	Communicate major decisions to employees as soon as we can

•	Leverage the best and the most cost-effective applications and processes to meet the needs of the new, stronger, combined entity
While enhancing the customer experience and living these principles, we must ensure we deliver to investors the economics anticipated in this transaction including growing revenue, realizing expected cost synergies and finding ways to improve the profitability of our strategies including better cross-selling of wealth management and personal lending products. But above all, we need to make sure that all employees understand the enormous potential that we have to create a new, exciting and transformational customer experience in financial services.
To do that and as Ed previously announced a couple of weeks ago, we have created an Integration Office (IO) chaired by Carol Mitchell, EVP and Chief Administrative Officer, TD Banknorth. With this exciting opportunity for Carol, the following changes to her current role are being made effective immediately:
•	John Opperman, EVP and General Counsel will now report jointly to me and Chris Montague, EVP and General Counsel, TDBFG, creating a truly North American view on all legal matters

•	Beth Warn, EVP Community Development will now report to Ed Schreiber, EVP and Chief Risk Officer

•	Joe Hanson, EVP Operations, John Petrey, EVP Technology and CIO will continue to report to Carol. Dan Westfall, SVP, Technology Service Delivery, will continue to have dual reporting to Carol and Jeff Hendersen, SVP and CTO, Infrastructure, Technology Solutions, TDBFG.
     As previously announced, John Davies, SVP Corporate Services, TDBFG will be a member of the Integration Office. In this role, John will report to Carol Mitchell and will be responsible for the day-to-day integration alignment. Splitting his time between Portland and Commerce’s head office in New Jersey, John is a highly respected leader whose 28 year career with the organization has included senior roles in Investor Services, Audit, Information Technology as CIO and, most recently, as the SVP of Corporate Services responsible for Strategic Sourcing, Real Estate, the Implementation Management Office and the Intranet Business Office. I’m extremely pleased to have John playing a key role in the integration planning.
I am also pleased to announce that Carrie Blair, currently VP, Human Resources, Wealth Management, TDBFG will become the new head of TD Banknorth’s Human Resources Group effective November 20th, 2007. Reporting to Carrie will be Cindy Hamilton EVP, Human Resources and her team. Carrie’s drive to create an exceptional employee experience, focus on supporting business objectives and her previous HR experience in Wealth Management, Retail Distribution and TD Waterhouse USA as well as her contribution to the successful TD Canada Trust integration, make her an excellent addition to my management team. In keeping with our goal to ensure alignment with TDBFG, Carrie will report jointly to myself and Teri Currie, EVP Human Resources, TDBFG.
I recognize that there is uncertainty ahead, but I know that the thought of building a truly unique customer experience and the knowledge that each of us can contribute in our own way will help temper that uncertainty. These are exciting times as we work to build a North American powerhouse that will deliver a superior experience for our customers, employees and shareholders!
Bharat
“Commerce’s shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the Securities and Exchange Commission’s (SEC) Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East Cherry Hill, NJ 08034-5400, 1-888-751-9000. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Commerce’s proxy statement for its most recent annual meeting, as filed with the SEC, and in TD Bank Financial Group’s annual report and notice of annual meeting and proxy circular, as filed with the SEC. This material contains forward-looking statements which involve a number of significant risks and uncertainties.”